# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GRUPO FINANCIERO GALICIA SA, CIK 0001114700
CUSIP: 399909100
Title of class of securities: Class B Ordinary Shares, par value Ps. 1.00 per share
Address of issuer's principal executive offices: TTE. GRAL. JUAN D. PERON 430, 25TH FLOOR, BUENOS AIRES, Argentina (C1), CP1038AAJ
Date of event which requires filing of this statement: 06/12/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-127277
Filed by CIK 0001089113

## Reporting persons
- HSBC HOLDINGS PLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); sole voting power 1,163,480; shared voting power 0; sole dispositive power 1,163,480; shared dispositive power 0; aggregate amount beneficially owned 1,163,480 (0.1% of the class)
  Comment: The information set forth herein consists of 1,163,480 Class B Ordinary Shares held in the form of 116,348 American Depositary Shares (each representing ten (10) Class B Ordinary Shares). See Item 4 below.

## Item 1. Issuer
Name of issuer: GRUPO FINANCIERO GALICIA SA
Address of issuer's principal executive offices: TTE. GRAL. JUAN D. PERON 430 25TH FLOOR

## Item 2. Person Filing
Name of person filing: HSBC Holdings plc
Address of principal business office or, if none, residence: 8 Canada Square, London E14 5HQ, United Kingdom
Citizenship: Incorporated in England with limited liability

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The 1,163,480 Class B Ordinary Shares beneficially owned by the Reporting Person are held in the form of 116,348 ADSs.

The percent of class beneficially owned by the Reporting Person was calculated assuming 1,325,032,079 Class B Ordinary Shares outstanding as of June 2, 2025, as reported in the Issuer's prospectus supplement on Form 424(b)(3), filed with the Securities and Exchange Commission on June 10, 2025.
Percent of class: 0.1%
Sole power to vote or to direct the vote: 1,163,480
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,163,480
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
HSBC Bank plc
Internationale Kapitalanlagegesellschaft mit beschrankter Haftung

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- HSBC HOLDINGS PLC: /s/ Hannah Ashdown, Hannah Ashdown/Company Secretary (06/20/2025)